CASI PHARMACEUTICALS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District, Beijing, 100025

People’s Republic of China

August 25, 2023

VIA EDGAR

Mr. Austin Pattan

Mr. Christopher Dunham

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CASI Pharmaceuticals, Inc.

Form 20-F for the Fiscal Year December 31, 2022 (the “2022 Annual Report”)

File No. 001-41666

Dear Mr. Pattan and Mr. Dunham:

We refer to the letter dated August 14, 2023 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2022 Annual Report of CASI Pharmaceuticals, Inc. (the “Company” or “we”) filed with the Securities and Exchange Commission on April 26, 2023. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 98

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully submits that in connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, it relied on, other than its register of members, Schedules 13D, Schedules 13G and the amendments thereto filed by the Company’s major shareholders. Based on the examination of the Company’s register of members, as well as the Schedules 13D, Schedules 13G and the amendments thereto, other than (i) Dr. He and his affiliated entities, (ii) Panacea and affiliated entities, (iii) Sparkle Byte Limited, (iv) Wealth Strategy Holding Limited and (v) IDG-Accel and affiliated entities, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of April 21, 2023. Based on the review of the public filings:

•	Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, is the general partner of ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership. ETP also is the general partner of ETP BioHealth III Fund, L.P. (“ETP BioHealth”), a Delaware limited partnership. Dr. He, a citizen of the United States and the chairman of the board of directors and CEO of the Company, is the founder and managing partner of each of ETP and ETP Global. As reported in Schedule 13D/A jointly filed by Dr. He, ETP, ETP Global, ETP BioHealth and Huiying Memorial Foundation (the “Foundation”) on April 18, 2023, Dr. He beneficially owns 2,837,891 ordinary shares of the Company as of April 14, 2023, including: (i) 644,551 ordinary shares held by Dr. He, (ii) 44,107 ordinary shares directly held by ETP, (iii) 753,234 ordinary shares beneficially held by ETP Global, (iv) 300,000 ordinary shares beneficially held by ETP BioHealth, and (v) 1,045,999 ordinary shares issuable to Dr. He upon the exercise of stock options within 60 days as of April 14, 2023. In addition, the Foundation, a 501(c)(3) private family foundation, beneficially owns 50,000 ordinary shares as of April 14, 2023. Dr. He is a member of the board of trustees and an officer of the Foundation, but Dr. He does not participate in the investment decisions of the Foundation with respect to the Company’s ordinary shares and disclaims beneficial ownership of the Company’s ordinary shares held by Huiying Memorial Foundation. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Dr. He’s shareholding had not changed since April 14, 2023 through April 21, 2023, Dr. He beneficially owned 19.75% of the Company’s total issued and outstanding ordinary shares as of April 21, 2023.

•	Panacea Innovation Limited, a company incorporated in the Cayman Islands, is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., a company incorporated in the Cayman Islands, which is the general partner of Panacea Venture Healthcare Fund II, L.P, a partnership organized under the laws of the Cayman Islands. Mr. James Huang, a citizen of the Republic of China, is the sole owner of Panacea Innovation Limited. As reported in Schedule 13G filed by the abovementioned entities on April 10, 2023, Panacea Venture Healthcare Fund II, L.P. is the beneficial owner of 1,230,000 ordinary shares of the Company as of March 29, 2023. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Panacea Venture Healthcare Fund II, L.P.’s shareholding had not changed since March 29, 2023 through April 21, 2023, Panacea Venture Healthcare Fund II, L.P. owned 9.23% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Sparkle Byte Limited is a company incorporated in the British Virgin Islands, and is an indirect wholly-owned subsidiary of Tianjin Jingran Management Center (Limited Partnership), the general partner of which is He Xie Ai Qi Investment Management (Beijing) Co., Ltd. He Xie Ai Qi Investment Management (Beijing) Co., Ltd is owned by three individual investors, Messrs. Jianguang Li, Dongliang Lin and Fei Yang, all of whom are citizens of the People’s Republic of China. To the Company’s knowledge, Sparkle Byte Limited is not owned or controlled by a governmental entity of China. Based on Schedule 13D/A filed with the SEC on November 14, 2018, Sparkle Byte Limited is the direct owner of 1,019,851 ordinary shares (as adjusted to reflect the reverse stock split and the redomicile merger completed by the Company and its predecessor) as of November 13, 2018. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Sparkle Byte Limited’s shareholding had not changed since November 13, 2018 through April 21, 2023 (other than those caused by the reverse stock split and the redomicile merger completed by the Company and its predecessor), Sparkle Byte Limited owned 7.66% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Wealth Strategy Holding Limited is a company incorporated in Hong Kong, and is controlled by an individual investor, Mr. Kung Hung Ka, who is a citizen of the People’s Republic of China. As reported in Schedule 13G/A filed by Wealth Strategy Holding Limited on February 19, 2020, Wealth Strategy Holding Limited beneficially owned 945,825 ordinary shares (as adjusted to reflect the reverse stock split, the redomicile merger completed by the Company and its predecessor and the expiration of certain warrants) as of December 30, 2019. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that Wealth Strategy Holding Limited’s shareholding had not changed since December 30, 2019 through April 21, 2023 (other than those caused by the reverse stock split, the redomicile merger completed by the Company and its predecessor and the expiration of certain warrants), Wealth Strategy Holding Limited beneficially owned 6.82% of the Company’s total issued and outstanding shares as of April 21, 2023.

•	Based on Schedule 13D/A filed on February 21, 2023, the following persons have sole voting and dispositive power and shared voting and dispositive power over 1,053,638 ordinary shares (as adjusted to reflect the redomicile merger completed by the Company and the expiration of certain warrants) of the Company as of June 1, 2022: (i) IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), (ii) IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”), (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Chi Sing Ho, a citizen of Canada, and director and shareholder of IDG-Accel GP, and (vi) Quan Zhou, a citizen of the United States, director and shareholder of IDG-Accel GP. Based on the total outstanding shares of the Company as of April 21, 2023 and assuming that IDG-Accel and affiliated entities’ shareholding had not changed since June 1, 2022 through April 21, 2023 (other than those caused by the redomicile merger completed by the Company and the expiration of certain warrants), IDG-Accel and affiliated entities owned 6.41% of the Company’s total issued and outstanding shares as of April 21, 2023.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of China and that the governmental entities in China do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of April 21, 2023, the record holders of its ordinary shares included: (i) Cede & Co., (ii) Sparkle Byte Limited, (iii) IDG-Accel Growth and IDG-Accel Investors, (iv) ETP Global; (v) certain other institutional investors that own ordinary shares that in aggregate amount to approximately 3.5% of the Company’s total outstanding ordinary shares as of April 21, 2023, and (vi) certain individual investors (including joint tenancy and trustees) that own ordinary shares that in aggregate amount to approximately 3.4% of the Company’s total outstanding ordinary shares as of April 21, 2023. Cede & Co. is the nominee of The Depository Trust Company and the acting holder of record of the Company’s ordinary shares owned and traded by public market beneficial holders. It would present an undue hardship for the Company to identify each public market beneficial holder of ordinary shares due to the large number of such holders. The Company could only rely on the Schedules 13D, Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s ordinary shares to determine their respective controlling shareholder(s). Based on their public filings, none of the shareholders who own 5% or more of the Company’s ordinary shares, including Sparkle Byte Limited, IDG-Accel Growth and IDG-Accel Investors and ETP Global, is a governmental entity in the Cayman Islands. With respect to other institutional investors that hold of record of the Company’s ordinary shares, based on the examination of publicly available information, such as the institutional shareholders’ websites, and previous communications with certain those institutional shareholders, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns or controls any of the institutional shareholders. Therefore, the Company believes, to the best of its knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable to have made its determinations based on its register of members and publicly available information, including Schedules 13D, Schedules 13G and the amendments thereto, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its determinations.

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it has asked each of the directors of CASI Pharmaceuticals, Inc. to confirm whether he is a member of the Chinese Communist Party, and if he is, whether he holds any position with any organization or committee of the Chinese Communist Party, and each director has confirmed that he is not a member of the Chinese Communist Party. Based on these confirmations provided by its directors, the Company believes that none of the members of the board of directors of CASI Pharmaceuticals, Inc. is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that the directors of the consolidated foreign operating entities of the Company include (i) directors of CASI Pharmaceuticals, Inc., (ii) employees of CASI Pharmaceuticals, Inc., and (iii) other individuals. With respect to the employees of the Company, based on their human resources records maintained with the Company, including the information about their Chinese Communist Party affiliation, and the confirmations obtained by the Company from such employees, none of them is an official of the Chinese Communist Party. With respect to other individuals who serve as directors of the operating entities of the Company, based on confirmations obtained by the Company from those individuals, none of them is an official of the Chinese Communist Party.

The Company believes it is reasonable to have made its determination based on the abovementioned information provided by the relevant personnel. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its determination.

3. We note that your disclosures pursuant to Items 16I(b)(3) and (b)(5) are provided for “CASI Pharmaceuticals, Inc.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities. With respect to (b)(3) and (b)(5) please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully submits that (i) with respect to information required under Item 16I(b)(3), all of the Company’s consolidated foreign operating entities, which are subsidiaries of the Company, are incorporated in China, and the governmental entities in China do not have a controlling financial interest in any of those operating entities, and (ii) with respect to information required under Item 16I(b)(5), none of the articles of its consolidated foreign operating entities incorporated text from the charter of the Chinese Communist Party.

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Please contact Rui Zhang, at 617-945-6381 or ruiz@casipharmaceuticals.com if you have any questions. Thank you very much.

Sincerely,

CASI Pharmaceuticals, Inc.

By:	/s/ Larry Zhang

Name:	Larry Zhang

Title:	President

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